MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 28, 2014

Mr. Asen Parachkevov and Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or Registrant”)

Federated Money Market Management (the “Fund”)

1933 Act File No. 333-194223

Dear Mr. Parachkevov and Mr. Long:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-194223), as filed with the Securities and Exchange Commission (“Commission”) on February 28, 2014 (the “Registration Statement”), relating to the proposed reorganization of Federated Prime Management Obligations Fund, a portfolio of Money Market Obligations Trust, in which it would transfer substantially all of its assets to Federated Money Market Management, also a portfolio of Money Market Obligations Trust, in exchange for shares of the Fund.

The Registration Statement was filed with the Commission pursuant to Rule 488 under the Securities Act of 1933 (“Securities Act”) on February 28, 2014 (Accession Number 0001318148-14-000433). The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Pittsburgh and the Commonwealth of Pennsylvania, on the 28th day of March, 2014.

If you have any questions, please contact me at (412) 288-7196.

Very truly yours,

/s/ Justine S. Patrick

Justine S. Patrick

Assistant Secretary